Fourth Quarter and Full Year 2020 Earnings Call February 25, 2021 Exhibit 99.2

Certain statements contained in this presentation may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. This presentation may contain “forward-looking statements” with respect to our business, results of operations and financial condition, and our expectations or beliefs concerning future events and conditions. You can identify forward-looking statements because they contain words such as, but not limited to, “believes,” “expects,” “may,” “should,” “approximately,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” likely,” “will,” “would,” “could” and similar expressions (or the negative of these terminologies or expressions). All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in our industry and markets, while others are more specific to our business and operations. These risks and uncertainties include, but are not limited to: market competition; economic downturn; disruption to business operations, including the length and magnitude of disruption resulting from the global COVID-19 pandemic; the inability to meet customer demand and quality requirements; the loss of key customers, suppliers or other business relationships; the capacity and effectiveness of our hedging policy activities; the loss of key employees; levels of indebtedness which could limit our operating flexibility and opportunities; and other risk factors set forth under the heading “Risk Factors” in our Annual Report on Form 20-F, and as described from time to time in subsequent reports filed with the U.S. Securities and Exchange Commission. The occurrence of the events described and the achievement of the expected results depend on many events, some or all of which are not predictable or within our control. Consequently, actual results may differ materially from the forward-looking statements contained in this presentation. We undertake no obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law. Forward-looking statements

Non-GAAP measures This presentation includes information regarding certain non-GAAP financial measures, including Adjusted EBITDA, Adjusted EBITDA per metric ton, Free Cash Flow and Net debt. These measures are presented because management uses this information to monitor and evaluate financial results and trends and believes this information to also be useful for investors. Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of Constellium and in comparison to other companies, many of which present an adjusted EBITDA-related performance measure when reporting their results. Adjusted EBITDA, Adjusted EBITDA per Metric Ton, Free Cash Flow and Net debt are not presentations made in accordance with IFRS and may not be comparable to similarly titled measures of other companies. These non-GAAP financial measures supplement our IFRS disclosures and should not be considered an alternative to the IFRS measures. This presentation provides a reconciliation of non-GAAP financial measures to the most directly comparable GAAP financial measures. We are not able to provide a reconciliation of Adjusted EBITDA guidance to net income, the comparable GAAP measure, because certain items that are excluded from Adjusted EBITDA cannot be reasonably predicted or are not in our control. In particular, we are unable to forecast the timing or magnitude of realized and unrealized gains and losses on derivative instruments, metal lag, impairment or restructuring charges, or taxes without unreasonable efforts, and these items could significantly impact, either individually or in the aggregate, our net income in the future.

Jean-Marc Germain Chief Executive Officer

Adjusted EBITDA and Free Cash Flow Above Guidance Range Q4 2020 Highlights Ø Shipments of 374 thousand tons, up 2% YoY Ø Revenue decreased 9% YoY to €1.2 billion Ø Net income of €26 million Ø Adj. EBITDA of €111 million, down 8% YoY Ø Cash from Operations of €71 million Ø Free Cash Flow of €28 million Adjusted EBITDA Bridge € in millions

Resilient Performance with Significant Free Cash Flow Generation in 2020 FY 2020 Highlights Ø Shipments of 1.4 million tons, down 10% YoY Ø Revenue decreased 17% YoY to €4.9 billion Ø Net loss of €17 million Ø Adj. EBITDA of €465 million, down 17% YoY Ø P&ARP: Record Adj. EBITDA in 2020 Ø Cash from Operations of €334 million Ø Free Cash Flow of €157 million Ø Net Debt / LTM Adjusted EBITDA of 4.3 Adjusted EBITDA Bridge € in millions

Ø Developing our 2030 Sustainability strategy Ø Advanced planning stages of an investment to increase recycling capacity in Europe of at least 60kt annually Sustainability Embedded in Our Progress Safety is Our Top Priority External Recognition Planning for our Future Sustainability-Linked Financing * Record Safety Performance in 2020 Recordable Case Rate** * See p.20 for MSCI Disclaimer ** Measures the number of fatalities, serious injuries, lost-time injuries, restricted work injuries, or medical treatments per one million hours worked.

Peter Matt Chief Financial Officer

Q4 2020 Performance Packaging and Automotive Rolled Products Q4 Adjusted EBITDA Bridge € in millions Ø Adjusted EBITDA of €82 million Ø Higher packaging and automotive shipments Ø Improved price and mix Ø Unfavorable metal costs and inefficiencies related to MS strike Ø Unfavorable FX translation Q4 2020 Q42019 Var. Shipments (kt) 271 255 7% Revenues (€m) 745 711 5% Adj. EBITDA (€m) 82 63 31% Adj. EBITDA (€ / t) 302 245 23% FY Adjusted EBITDA Bridge € in millions

Q4 2020 Performance Aerospace and Transportation Q4 Adjusted EBITDA Bridge € in millions Q4 2020 Q42019 Var. Shipments (kt) 43 56 (23)% Revenues (€m) 214 350 (39)% Adj. EBITDA (€m) 13 45 (72)% Adj. EBITDA (€ / t) 296 807 (63)% FY Adjusted EBITDA Bridge € in millions Ø Adjusted EBITDA of €13 million Ø Lower aerospace shipments partially offset by higher TID shipments Ø Weaker price and mix in aerospace Ø Strong cost control, notably labor, consumables, and maintenance

Q4 2020 Performance Ø Adjusted EBITDA of €22 million Ø Higher Industry shipments Ø Strong cost control, notably labor, subcontractor / consulting fees, and energy Ø Unfavorable FX translation Automotive Structures and Industry Q4 Adjusted EBITDA Bridge € in millions Q4 2020 Q42019 Var. Shipments (kt) 60 57 4% Revenues (€m) 299 324 (8)% Adj. EBITDA (€m) 22 21 2% Adj. EBITDA (€ / t) 360 369 (2)% FY Adjusted EBITDA Bridge € in millions

Q4 2020 Q4 2019 Var. Revenues (€m) 1,243 1,372 (9)% Costs (€m) 1,132 1,251 (10)% Adj. EBITDA (€m) 111 121 (8)% Cost Highlights Q4 Cost Performance Cost Flex / Incremental Margin Performance in Q4* Horizon 2022 Target: €75 million annualized cost savings } 8% decremental Adj. EBITDA margin with strong performance by all segments } ~€75 million of cost reductions compared to Q4 2019, excluding metal and depreciation } Includes €3 million benefit from European COVID-19 State aid * Cost flex calculated as change in costs over change in revenue for the 2020 period compared to 2019 period. Costs calculated as Revenue less Adjusted EBITDA. P&ARP shows "incremental margin" (1 - cost flex) as Revenues and Adj. EBITDA increased YoY.

FY20 FY19 Net cash flows from operating activities 334 447 Purchases of property, plant and equipment, net of grants (177) (271) Other investing activities — (1) Free Cash Flow 157 175 Free Cash Flow Ø Free Cash Flow: >€100 million Ø Capex: ~€225 million Ø Cash interest: ~€130 million Ø Cash taxes: €10-20 million 2020 Free Cash Flow Highlights Current 2021 Expectations Over €330 million of Free Cash Flow in 2 years and attractive Free Cash Flow yield Ø Free Cash Flow of €157 million Ø Second consecutive year in excess of €150 million Ø Strong working capital performance Ø Deployed to gross debt reduction in Q1 2021 Consistent FCF Generation

Net Debt and Liquidity € in millions Ø Committed to deleveraging Ø Leverage of 4.3x at year end Ø Net debt declined YoY Ø Liquidity of nearly €1.0 billion Ø No near term bond maturities Ø Refinanced 2025 notes in Q1 2021 — expected to reduce annualized cash interest by ~€20 million Net Debt and Leverage Maturity Profile Liquidity Significant liquidity with no near-term bond maturities € in millions € in millions Leverage: Net Debt / LTM Adjusted EBITDA Debt / Liquidity Highlights * Does not include State Loans

Ø Sustainability is at the core of our business, aluminium is inherently sustainable Ø Aligns business and financing with sustainability commitments and values Ø Creates direct link between sustainability targets and funding costs Ø Second Party Opinion provided by: SPT 1: Reduce GHG Emissions Intensity Landmark Offering: 3.75% Sustainability-Linked Notes due 2029 First Sustainability-Linked Notes Offering in the Metals Sector SPT: Sustainability Performance Target SPT 2: Increase Recycled Input Constellium's First Sustainability-Linked Notes Recycled aluminium input equal or higher than 685 kt in 2026, a 10% increase from 2019 baseline. GHG intensity equal or lower than 0.615 tons of CO2 equivalent per ton sold in 2025, a 25% reduction from 2015 baseline.

Jean-Marc Germain Chief Executive Officer

End Market Updates

Market		Highlights	% Revenue
Packaging	Secular Growth	• Strong market in North America and in Europe • Focus on sustainability driving increased demand for aluminium cans • Canmakers adding capacity in both North America and Europe to meet demand • Confirmed recession resilience during COVID-19 crisis	40%
Automotive	Secular Growth	• Lightweighting mega-trend driving increased demand for rolled and extruded products • Demand for luxury cars, light trucks, and SUVs remains strong • Semiconductor availability creating uncertainty despite strong demand from consumers	27%
Aerospace	Long-term Secular Growth	• Near-term outlook remains uncertain due to ongoing supply chain destocking • OEMs maintain reduced build rates and have adjusted order patterns accordingly • Expect vaccination rollout to drive increased passenger traffic • Long-term trends expected to remain intact (increased passenger traffic, higher build rates for single aisle aircraft)	12%
Other Specialties	Diversified Cycles	Transportation, Industry and Defense (Rolled): • North America: Strong defense market; improving transportation and industry markets • Europe: Strong defense market; stable industry market at a low base Industry (Extrusions): • Europe: Strong demand generally with select pockets of weakness	21%

Diversified end market exposure; primarily targeting secular growth markets

Constellium

Fourth Quarter 2020 – Earnings Call 17

Key Messages and Guidance Focused on delivering on our strategy and increasing shareholder value Resilient performance in 2020 Quick response to crisis Business model and strategy are battle tested Delivered on commitment of consistent FCF generation Substantial Opportunities from Sustainability Mega-Trends Circular Economy: Infinitely recyclable aluminium can Increasing our recycling footprint Lightweighting, reducing emissions, and improving safety in transportation Electrification of the automotive fleet Issued landmark Sustainability-Linked Note Optimistic about 2021 Substantial value creation opportunities remain Focused on executing our strategy Deleveraging remains a top priority Q1 2021 Adjusted EBITDA: €110 to €115 million 2021 Free Cash Flow: >€100 million Long-Term Leverage: 2.5x Targets

Q&A

MSCI Disclaimer: The use by Constellium of any MSCI ESG Research LLC or its affiliates (“MSCI”) data, and the use of MSCI logos, trademarks, service marks or index names herein, do not constitute a sponsorship, endorsement, recommendation, or promotion of Constellium by MSCI. MSCI services and data are the property of MSCI or its information providers, and are provided ‘as-is’ and without warranty. MSCI names and logos are trademarks or service marks of MSCI. Appendix

December 31, 2020 September 30, 2020 June 30, 2020 March 31, 2020 December 31, 2019 Borrowings 2,391 2,456 2,536 2,399 2,361 Fair value of cross currency basis swaps, net of margin calls 42 26 5 1 6 Cash and cash equivalents (439) (432) (378) (270) (184) Cash pledged for issuance of guarantees — — — — — Net Debt 1,994 2,050 2,163 2,130 2,183 LTM Adjusted EBITDA 465 475 488 574 562 Leverage 4.3x 4.3x 4.4x 3.7x 3.9x Net Debt Reconciliation € millions

Reconciliation of Net Income to Adjusted EBITDA Three months ended December 31,  € millions 2020 2019 Net income 26 22 Income tax expense (5) (10) Income before income tax 21 12 Finance costs - net 35 40 Share of income of joint-ventures — 3 Income from operations 56 55 Depreciation and amortization 63 73 Impairment of assets 29 — Restructuring costs — 2 Unrealized gains on derivatives (17) (20) Gains on pension plans amendments — (2) Share based compensation costs 4 4 Metal price lag (25) 6 Start-up and development costs — 3 Losses on disposals 2 1 Bowling Green one-time costs related to the acquisition — (1) Other (1) — Adjusted EBITDA 111 121

Reconciliation of Net Income to Adjusted EBITDA Twelve months ended  € millions December 31, 2020 September 30,2020 June 30,2020 March 31,2020 December 31,2019 Net (loss) / income (17) (21) (40) 8 64 Income tax (benefit) / expense (17) (22) (25) (4) 18 (Loss) / income before income tax (34) (43) (65) 4 82 Finance costs - net 159 164 173 174 175 Share of income / (loss) of joint-ventures — 3 3 3 (2) Income from operations 125 124 111 181 255 Depreciation and amortization 259 269 271 265 256 Impairment of assets 43 14 5 — — Restructuring costs 13 15 14 4 4 Unrealized (gains) / losses on derivatives (16) (19) (6) 51 (33) Unrealized exchange (gains) / losses from the remeasurement of monetary assets and liabilities – net (1) (1) 1 3 — Losses / gains on pension plans amendments 2 — 1 (1) (1) Share based compensation costs 15 15 17 16 16 Metal price lag 8 39 55 43 46 Start-up and development costs 5 8 10 11 11 Losses on disposals 4 3 1 2 3 Bowling Green one-time costs related to the acquisition — (1) (1) (1) 5 Other 8 9 9 — — Adjusted EBITDA 465 475 488 574 562

Borrowings Table At December 31, 2020 2019 € millions Nominal Value in Currency NominalRate Nominal Value in Euros (Arrangement fees) Accrued Interests CarryingValue CarryingValue Secured Pan-U.S. ABL (due 2022) $ — Floating — — — — 127 Secured U.S. DDTL (due 2022) $ — Floating — — — — — Secured PGE French Facility (due 2026) € 180 Floating 180 — — 180 — Secured German Facility (due 2022) € — 2.000% — — — — — Secured Inventory Facility (due 2021) € — Floating — — — — — Senior Unsecured Notes Issued May 2014 and due 2024 $ 400 5.750% 326 (3) 2 325 355 Issued May 2014 and due 2021 € — 4.625% — — — — 200 Issued February 2017 and due 2025 $ 650 6.625% 530 (8) 12 534 582 Issued November 2017 and due 2026 $ 500 5.875% 407 (5) 9 411 449 Issued November 2017 and due 2026 € 400 4.250% 400 (5) 6 401 400 Issued June 2020 and due 2028 $ 325 5.625% 265 (6) 1 260 — Unsecured Revolving Credit Facility (due 2021) € — Floating — — — — — Unsecured Swiss Facility (due 2025) CHF 20 1.180% 18 — — 18 — Unsecured German Facility (due 2022) € — 2.120% — — — — — Lease liabilities 194 — 1 195 188 Other loans 66 — 1 67 60 Total Borrowings     2,386 (27) 32 2,391 2,361 Of which non-current     2,299 2,160 Of which current 92 201

Cash Flows from / (used in) Operations Three months ended  € millions September 30,2020 June 30,2020 March 31,2020 September 30,2019 June 30,2019 March 31,2019 Net (loss) / income 20 (32) (31) 1 17 24 Adjustments Depreciation and amortization 64 66 66 66 60 57 Impairment of assets 9 5 - - - - Pension and other long-term service costs 9 10 7 8 9 6 Finance costs – net 37 42 45 46 43 46 Income tax expense / (benefit) 7 (11) (8) 4 9 15 Share of loss of joint-ventures - - - - - (5) Unrealized (gains) / losses on derivatives—net and from remeasurement of monetary assets and liabilities—net (13) (44) 55 5 15 (32) (Gains) / losses on disposal 2 - - - 1 1 Other, net 3 10 3 3 4 2 Change in Working Capital             Inventories 15 52 (17) 34 (9) 33 Trade receivables (19) 57 (50) 12 46 (75) Trade payables 38 (176) 158 (29) (9) 113 Other 8 32 (17) (13) (14) 22 Change in provisions (2) 7 (2) 1 (1) (5) Pension and other long-term benefit paid (15) (8) (12) (12) (12) (12) Interests paid (45) (23) (50) (54) (26) (52) Income tax paid (7) 21 (3) 8 (5) (6) Net cash flows from / (used in) operating activities 111 8 144 80 128 132